UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 25
NOTIFICATION OF REMOVAL FROM LISTING AND/OR
REGISTRATION UNDER SECTION 12(b) OF THE
SECURITIES EXCHANGE ACT OF 1934
Commission File Number 001-33902

FX Real Estate and Entertainment Inc.	The NASDAQ Stock Market LLC

(Exact name of Issuer as specified in its charter, and name of Exchange where security is listed and/or registered)
650 Madison Avenue, New York

New York 10022	(212) 893-838-3100

(Address, including zip code, and telephone number, including area code, of Issuer’s principal executive offices)
Common Stock, par value $0.01 per share

(Description of class of securities)
Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:
☐	17 CFR 240.12d2-2(a)(1)

☐	17 CFR 240.12d2-2(a)(2)

☐	17 CFR 240.12d2-2(a)(3)

☐	17 CFR 240.12d2-2(a)(4)

☐	Pursuant to 17 CFR 240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange.

☑	Pursuant to 17 CFR 240.12d2-2(c), the Issuer has complied with the rules of the Exchange and the requirements of 17 CFR 240.12d-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.
Pursuant to the requirements of the Securities Exchange Act of 1934, FX Real Estate and Entertainment Inc. certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

April 24, 2009	By:	/s/ Mitchell J. Nelson	Executive Vice President

Date		Name	Title
     This voluntary delisting from The NASDAQ Stock Market (“NASDAQ”) of the Issuer’s common stock under the trading symbol “FXRE” is a result of the Issuer’s receipt on April 8, 2009 of notice from NASDAQ indicating that, as of December 31, 2008, the Issuer is no longer in compliance with NASDAQ’s continuing listing requirement of a minimum of $10,000,000 in stockholders’ equity and the Issuer’s ensuing determination that it will not be able to regain compliance with such continued listing requirement in a timely fashion.